Filed by Comtech Telecommunications Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Form S-4 File No.: 333-236840

Subject Company: Gilat Satellite Networks Ltd.

Commission File No.: 000-21218

Date: June 5, 2020

The following is an excerpt of a transcript of a conference call held on June 3, 2020 relating to Comtech Telecommunications Corp.’s (“Comtech”) fiscal 2020 third quarter earnings:

Now let me turn to Gilat. As most of you know, Gilat provides satellite networking technology solutions and services, with a presence in the satellite ground station and in-flight connectivity markets and expertise in operating large network infrastructures. Let me provide you with some comments relating to Gilat's business and the acquisition status. As Gilat remains a public company, I will simply repeat information that Gilat itself has publicly reported about its financial results, including in a press release, that was issued today. The coronavirus in Gilat's own words has significantly impacted the travel and aviation markets that it is in and has resulted in a slowdown in their business. They have experienced postponed orders and suspended decision-making by customers. Gilat experienced a reduction in Q1 2020 sales as compared to Q1 of fiscal 2019, and they incurred an operating and adjusted EBITDA loss for Q1 of fiscal 2020, which runs from January to March 2020.

One of the conditions to close the Gilat transaction is regulatory approval in Russia. Here, we can provide an update.

In May 2020, Comtech received notification from the Federal Antimonopoly Service, or FAS, of the Russian Federation that it was extending the review period for Comtech's application to purchase Gilat. This extension is intended to allow the Russian government sufficient time to determine under the Russian Federal Investment Law, whether approval of the Gilat transaction is required from the Chairman of the Russian Government Commission for Supervising Foreign Investments. The Russian Government Commission is an interagency group with the authority to review certain foreign investments. Here, let me give you some more color. If the Chairman decides a review by the Commission is not warranted, our application will continue to be processed by the Russian Federal Antimonopoly Service, or FAS. If the Chairman decides to send it to the Commission, we will need to fill out a second application, and this process could take a number of months.

I want to point out that given this regulatory process is ongoing and Gilat remains a public company, we will not be making additional comments relating to this regulatory process or regarding other conditions to closing of the Gilat transaction. We will, however, update investors as appropriate.

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Additional Information and Where to Find It

This filing is being made in respect of a proposed business combination involving Comtech and Gilat Satellite Networks Ltd. (“Gilat”). This document does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This document is not a substitute for any prospectus, proxy statement or any other document that Comtech or Gilat may file with the SEC in connection with the proposed transaction. In connection with the proposed business combination involving Comtech and Gilat, a Registration Statement on Form S-4 (File No. 333-236840) has been filed with and declared effective by the SEC. This document is not a substitute for the prospectus / proxy statement included in the Registration Statement or any other document that Comtech or Gilat may file with the SEC in connection with the proposed transaction. Investors and security holders of Comtech and Gilat are urged to read the definitive proxy statement / final prospectus contained in the Registration Statement and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain a free copy of the proxy statement/prospectus (when they become available) and other documents filed with the SEC by Comtech on Comtech’s Investor Relations page on Comtech’s web site at www.comtechtel.com or by writing to Comtech, Investor Relations, (for documents filed with the SEC by Comtech), or by Gilat on Gilat’s Investor Relations page on Gilat’s web site at www.Gilat.com or by writing to Gilat, Investor Relations, (for documents filed with the SEC by Gilat).

This document and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

Certain information in this document contains forward-looking statements, including, but not limited to, information relating to Comtech’s and Gilat’s future performance and financial condition, plans and objectives of Comtech’s management and Gilat’s management and Comtech's and Gilat’s assumptions regarding such future performance, financial condition and plans and objectives that involve certain significant known and unknown risks and uncertainties and other factors not under Comtech's or Gilat’s control which may cause their actual results, future performance and financial condition, and achievement of plans and objectives of Comtech's management and Gilat’s management to be materially different from the results, performance or other expectations implied by these forward-looking statements. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Forward-looking statements could be affected by factors including, without limitation: the risk that the acquisitions of Gilat and UHP Networks Inc. and its sister company (together, “UHP”) may not be consummated for reasons including that the conditions precedent to the completion of the acquisitions may not be satisfied or the occurrence of any event change or circumstances could give rise to the termination of the agreement; the risk that regulatory approvals will not be obtained; the possibility that the expected synergies from recent or pending acquisitions will not be fully realized, or will not be realized within the anticipated time periods; the risk that acquired businesses will not be integrated with Comtech successfully; the possibility of disruption from recent or pending acquisitions making it more difficult to maintain business and operational relationships or retain key personnel; the risk that Comtech will be unsuccessful in implementing a tactical shift in its Government Solutions segment away from bidding on large commodity service contracts and toward pursuing contracts for its niche products with higher margins; the nature and timing of receipt of, and Comtech’s performance on, new or existing orders that can cause significant fluctuations in net sales and operating results; the timing and funding of government contracts; adjustments to gross profits on long-term contracts; risks associated with international sales; rapid technological change; evolving industry standards; new product announcements and enhancements, including the risks associated with expanding sales of Comtech's HeightsTM Networking Platform; changing customer demands and or procurement strategies; changes in prevailing economic and political conditions; changes in the price of oil in global markets; changes in foreign currency exchange rates; risks associated with legal proceedings, customer claims for indemnification and other similar matters; risks associated with Comtech's obligations under its Credit Facility; risks associated with large contracts; risks associated with the COVID-19 pandemic; and other factors described in this and Comtech's and Gilat’s other filings with the SEC. Neither Comtech nor Gilat undertakes any duty to update any forward-looking statements contained herein.